Exhibit 99.1

Bonso Electronics Announces Annual Meeting

HONG KONG, February 24, 2017 (Globe Newswire) -- Bonso Electronics International, Inc. (Nasdaq: BNSO), announced today that the Annual Meeting of Shareholders for the fiscal year ended March 31, 2016 ("Meeting") will be held at 10:00 a.m., local time, on March 17, 2017, at the factory of the Corporation's China subsidiary at Xincheng High-Tech Industrial Estate, Xinxing, Yunfu City, Guangdong Province, Peoples Republic of China.

Only shareholders of record at the close of business on February 3, 2017, will be entitled to notice of and to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. The principal matters to be considered at the meeting are the election of directors and ratification of the selection of auditors for the fiscal year ending March 31, 2017.

The company has elected to furnish proxy materials to its shareholders on the Internet. This approach will provide all shareholders with the appropriate information with minimum costs.  Accordingly, a Notice of Internet Availability of Proxy Materials (the "Internet Notice") was sent to all shareholders of record and beneficial owners. All shareholders will have the ability to access the proxy materials on a website referred to in the Internet Notice. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found on the Internet Notice.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments, and health care products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at http://www.bonso.com.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724

SOURCE Bonso Electronics